UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders to be held on March 6, 2025

www.icl-group.com ICL GROUP LTD. NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS Thursday, March 6, 2025 IMPACT FOR A SUSTAINABLE FUTURE

NOTICE OF GENERAL MEETING OF SHAREHOLDERS 02/27 NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of ICL Group Ltd. (the "Company") will be held on Thursday, March 6, 2025, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, or via Microsoft Teams at https://teams.microsoft.com/l/meetup-join/19%3ameeting_MmQxMmViMTUtYWZiNy00Y2U2LTg2MzMtOGUw MjdlNjRjYjdh%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22 Oid%22%3a%2222e45515-b4cf-46f7-bd8e-02d2af6f2692%22%7d, for the following purposes: (1) Approval of the compensation terms for the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson; (2) Approval of the grant of an equity-based award to the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson; (3) Approval of the renewal of the compensation terms of the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt; and (4) Approval of the grant of an equity-based award to the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt. Our Board of Directors recommends that you vote "FOR" each of the proposals that are described in the attached Proxy Statement. If you are a holder of record of our ordinary shares as of the close of business on January 27, 2025 (the "Record Date"), you are entitled to receive notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof. This also applies if you held ordinary shares through a bank, broker, or other nominee (i.e., in "street name") that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date. If you held our ordinary shares through the Tel Aviv Stock Exchange ("TASE") on the Record Date, you are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof. The accompanying proxy statement includes important information about the Meeting and the voting process. Please read it carefully and remember to cast your vote.

03/27 NOTICE OF GENERAL MEETING OF SHAREHOLDERS NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS Record holders: Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. If you are a shareholder of record and will not attend the Meeting in person, you are requested to complete, date, and sign the enclosed form of proxy and return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you are a shareholder of record and attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. Beneficial holders: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name". Your broker, bank, or nominee will provide you with instructions that you must follow to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a "legal proxy" from your broker, bank, or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Shares traded on the TASE: If you hold your shares through a member of the TASE, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Shareholders may review the full version of the proposed resolutions in the proxy statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www. sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon prior coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844400), until the Meeting. Our Company’s representative is Aya Landman, VP, Chief Compliance Officer & Company Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844435). By Order of the Board of Directors, Aya Landman, Adv. VP, Chief Compliance Officer & Company Secretary January 22, 2025

04/27 GENERAL MEETING OF SHAREHOLDERS This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), of ICL Group Ltd. (the "Company," "ICL," "we," "us" or "our") in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors" or "Board") of proxies for use at an Extraordinary General Meeting of Shareholders (the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, March 6, 2025, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Microsoft Teams at https://teams.microsoft.com/l/meetup-join/19%3ameeting_MmQxMmViMTUtYWZiNy00Y2U2LTg2MzMtOGUw MjdlNjRjYjdh%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22 Oid%22%3a%2222e45515-b4cf-46f7-bd8e-02d2af6f2692%22%7d. AGENDA ITEMS The agenda of the Meeting is to consider and vote upon the following: (1) Approval of the compensation terms for the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson; (2) Approval of the grant of an equity-based award to our newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson; (3) Approval of the renewal of the compensation terms of the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt; and (4) Approval of the grant of an equity-based award to the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt. The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters. BOARD RECOMMENDATION Our Board of Directors recommends a vote FOR the approval of each of the proposals set forth in this Proxy Statement. NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

05/27 HOW YOU CAN VOTE WHO CAN VOTE You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our Ordinary Shares as of the close of business on January 27, 2025 (the "Record Date"). You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository (such as the Depository Trust Company) on that date, and if you held your shares through the Tel Aviv Stock Exchange ("TASE") on that date. HOW YOU CAN VOTE How you vote depends on whether you are shareholder of record, shareholder in "street name" or shareholder who holds shares that are traded on the TASE. You are a shareholder of record if the share certificate or book-entry position is registered in your name at our transfer agent. You are considered the beneficial owner of shares held in "street name" if your shares are held in a stock brokerage account or by a bank or other nominee. You are considered a shareholder who holds shares that are traded on the TASE if your shares are held through a member of the TASE. SHAREHOLDERS OF RECORD If you are a shareholder of record, you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting (i.e., 10:00 a.m. (Israel time) on Tuesday, March 4, 2025), unless a shorter period is determined by the chairman of the Meeting. SHAREHOLDER IN "STREET NAME" If you are a beneficial holder (i.e., you hold your shares in "street name"), your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. If you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a "legal proxy" from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting. HOLDER OF SHARES TRADED ON TASE If you hold your shares via a TASE member, you may vote your shares in person or by delivering or mailing (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Security Authority ("ISA")), to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Chief Compliance Officer & Company Secretary. Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting through a voting ballot) must deliver to the Company an ownership certificate confirming their ownership of our Ordinary Shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

06/27 CHANGE OR REVOCATION OF PROXY; SOLICITATION OF PROXIES; QUORUM CHANGE OR REVOCATION OF PROXY Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in "street name", you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the Record Date); (ii) by delivering a later-dated duly executed Hebrew written ballot, together with a valid ownership certificate (as of the Record Date), to the Company’s offices no later than four hours prior to the designated time of the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA electronic voting system by no later than six hours before the time set for the Meeting. SOLICITATION OF PROXIES Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about January 30, 2025, and will be solicited mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. QUORUM Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy, written ballot or via the ISA’s electronic voting system, and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to March 13, 2025, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, written ballot or via the ISA’s electronic voting system, shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders. In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

07/27 VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes. VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS On December 31, 2024, 1,290,375,704 Ordinary Shares were issued and outstanding (excludes 24,589,836 Ordinary Shares held by us and our subsidiaries). Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of each of the proposals. In addition, the approval of each of the proposals under Items 1 and 2 (the approval of the compensation terms and equity award to our newly appointed President & Chief Executive Officer) is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority for Compensation"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted in favor of the proposal (abstentions and broker non-votes are disregarded); or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company. In addition, the approval of each of the proposals under Items 3 and 4 (the approval of the renewal of the compensation terms and equity award to the Executive Chairman of our Board of Directors) is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority"): (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution voted in favor of the proposal (abstentions and broker non-votes are disregarded); or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company. The Israeli Companies Law, 1999 (the "Israeli Companies Law") requires that each shareholder voting on proposals 1, 2, 3 and 4 inform the Company, prior to voting on such proposals at the Meeting, if the shareholder has a personal interest in the proposals; otherwise, a shareholder’s vote will not be counted for the purposes of the proposals. In accordance with regulations promulgated under the Israeli Companies Law, a shareholder voting via proxy card or written ballot will be deemed to have confirmed that he/she/it does not have a personal interest in such proposals, unless the shareholder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on March 6, 2025. Any such written notice must be sent to the Company via registered mail at the Company’s offices at Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Attention: Aya Landman, VP, Chief Compliance Officer & Company Secretary. All other shareholders voting on the proposals are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

08/27 VOTE REQUIRED FOR APPROVAL OF THE PROPOSALS Under the Israeli Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PRINCIPAL SHAREHOLDERS



PRINCIPAL SHAREHOLDERS

The following table presents as of December 31, 2024 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the U.S. Securities and Exchange Commission ("**SEC**"), by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	ORDINARY SHARES BENEFICIALLY OWNED[1]	
SHAREHOLDER	**NUMBER**	**PERCENTAGE**
Israel Corporation Ltd.[2]	567,018,587	43.94%
The Phoenix Holdings Ltd.[3]	99,513,244	7.71%
Migdal Insurance & Financial Holdings Ltd.[4]	78,690,320	6.10%
Harel Insurance Investments & Financial Services Ltd.[5]	70,590,979	5.47%
Altshuler Shaham Ltd.[6]	64,691,143	5.01%

(1) The percentages shown are based on 1,290,375,704 Ordinary Shares issued and outstanding as of December 31, 2024 (excludes 24,589,836 Ordinary Shares held by us and our subsidiaries).

(2) Israel Corporation Ltd. ("**Israel Corp.**") is a public company listed for trading on the TASE. Based on the information provided by Israel Corp., Millenium Investments Elad Ltd. ("**Millenium**") and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (each of Millenium and Mr. Idan Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millenium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millenium, as stated below). As of December 31, 2024, Millenium held approximately 38.29% of the issued share capital (and 38.66% of the voting rights) in Israel Corp., which held, as of December 31, 2024, approximately 43.95% of the voting rights and approximately 43.13% of the issued share capital of the Company. To the best of Israel Corp.'s knowledge, Millenium is wholly held by Mashat (Investments) Ltd. ("**Mashat**"). Mashat is wholly owned by Ansonia Holdings Singapore B.V. ("**Ansonia**"), which is incorporated in the Netherlands. Ansonia is a wholly owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of Court Investments Ltd. ("**Court**"), a Liberian company. Court is wholly owned by a discretionary trust, in which Mr. Idan Ofer is the beneficiary. In addition, as of December 31, 2024, Lynav Holdings Ltd., which is a company controlled by a discretionary trust in which Mr. Idan Ofer is the beneficiary, held directly approximately 9.39% of the issued share capital (and approximately 9.48% of the voting rights) of Israel Corp. Furthermore, as of December 31, 2024, Mr. Idan Ofer held directly approximately 0.05% of the issued share capital (and approximately 0.05% of the voting rights) of Israel Corp. as of December 31, 2024.

09/27

10/27 PRINCIPAL SHAREHOLDERS Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by The Phoenix Holdings Ltd. ("Phoenix"), with the SEC on November 14, 2024. According to the Schedule 13G/A, the 99,513,244 Ordinary Shares reported therein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the "Phoenix Subsidiaries"). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. ("Migdal") with the SEC on January 31, 2024. According to the Schedule 13G, of the 78,690,320 Ordinary Shares reported as beneficially owned by Migdal (i) 78,690,320 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 7,229,615 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account). Based solely upon and qualified in its entirety with reference to a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel"), with the SEC on January 30, 2024. According to the Schedule 13G/A, of the 70,590,979 Ordinary Shares reported as beneficially owned by Harel (i) 67,917,056 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,962,970 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 710,953 Ordinary Shares are beneficially held for its own account. Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Altshuler Shaham Ltd. ("Altshuler"), with the SEC on January 17, 2023. According to the Schedule 13G, of the 64,691,143 Ordinary Shares reported as beneficially owned by Altshuler (i) 61,312,442 Ordinary Shares are held by provident and pension funds managed by Altshuler Shaham Provident & Pension Funds Ltd., a majorityowned subsidiary of Altshuler, (ii) 3,378,702 Ordinary Shares are held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler; and (iii) 263,100 Ordinary Shares are held by hedge funds managed by Altshuler Shaham Owl, Limited Partnership, an affiliate of Altshuler-Shaham. Mr. Gilad Altshuler may be deemed to possess shared investment authority with respect to all of the foregoing Ordinary Shares due to his indirect 44.81% interest in Altshuler-Shaham, as well as his serving in various investment management capacities for Altshuler-Shaham and its subsidiaries and affiliates. The foregoing provident and pension funds, mutual funds and hedge funds, are managed for the benefit of public investors and not for the economic benefit of the foregoing reporting persons. Each of the foregoing reporting persons lacks authority with respect to the voting of all of such Ordinary Shares. (3) (4) (5) (6)

11/27 DISCLAIMER AND SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS DISCLAIMER AND SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS This Proxy Statement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "predict," "strive," "target," "up to," "expansion," or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non- historical matters. Because such statements deal with future events and are based on our current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024 (the "2023 Annual Report"), and in subsequent filings with the SEC and the ISA. Our strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore, actual results, performance or achievements of the Company could differ materially from those described in or implied by such forwardlooking statements due to various factors, including, but not limited to risk factors discussed under Item 3 – Key Information – D. Risk Factors in the 2023 Annual Report. Forward-looking statements speak only as of the date they are made and, except as otherwise required by law, the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

12/27 ITEM 1 - APPROVAL OF NEW PRESIDENT & CEO COMPENSATION TERMS ITEM 1 APPROVAL OF THE COMPENSATION TERMS FOR OUR NEW PRESIDENT & CHIEF EXECUTIVE OFFICER On December 23, 2024, ICL's Board of Directors approved the appointment of Mr. Elad Aharonson as ICL’s new President and Chief Executive Officer, effective as of March 13, 2025. Mr. Aharonson, 51 years old, has been an integral part of ICL for nearly four years, serving as President of ICL’s Growing Solutions business since April of 2021. During his tenure at ICL to date, he led the development of ICL's specialty fertilizer solutions and the expansion of these product offerings into new markets, through both organic growth strategies and acquisitions. His significant achievements demonstrate exceptional leadership and a deep commitment to ICL’s mission and values. Prior to joining ICL, Mr. Aharonson served at Elbit Systems Ltd. for approximately 16 years, where he held various senior management positions, including executive vice president and general manager of both the ISTAR Division and the UAS Division. During his tenure at Elbit Systems, Mr. Aharonson contributed to its unprecedented growth in both domestic and international markets. At the Meeting, shareholders will be asked to approve the compensation terms of Mr. Elad Aharonson as our new President and Chief Executive Officer, effective as of March 13, 2025. As President and Chief Executive Officer, Mr. Aharonson shall continue to work full-time for ICL. Under the Israeli Companies Law, the compensation of the CEO is subject to the Company's Compensation Policy and requires the approval of the HR & Compensation Committee, Board of Directors and shareholders by the Special Majority for Compensation (see "Vote Required for Approval of the Proposals"), in that order. On December 31, 2024 and on January 6, 2025, our HR & Compensation Committee and, on January 9, 2025, our Board of Directors, each discussed and approved Mr. Aharonson's proposed compensation terms, as set forth below, which are consistent with ICL’s Compensation Policy for Office Holders, as approved by the Company’s shareholders on October 9, 2024 (the "Compensation Policy"), all as set forth herein and subject to shareholder approval at the Meeting.

13/27 PROPOSED COMPENSATION TERMS Annual Base Salary. An annual gross base salary of New Israeli Shekels ("ILS") 2,820,000 (approximately $769,861)1. Short-Term Incentive (STI). Mr. Aharonson may be entitled to a short-term incentive ("STI") in the form of an annual cash bonus based on the Company's annual financial performance and achievement of quantitative and qualitative performance goals, established by the HR & Compensation Committee and the Board of Directors at the beginning of each fiscal year, in accordance with the mechanism set forth in the Compensation Policy, as such policy may be amended from time to time. Shareholder approval of Mr. Aharonson’s proposed compensation terms at the Meeting will be deemed approval of his STI plan. Mr. Aharonson's target STI, in a given year, which represents the payout amount for achieving a 100% performance level (i.e., meeting 100% of all the targets) in such year, will amount to 12 monthly base salaries (which is currently equal to ILS 2,820,000 (approximately $769,861)). The maximum STI payout for Mr. Aharonson for any given fiscal year may not exceed 15 monthly base salaries (which is currently equal to ILS 3,525,000 (approximately $962,326)). In case Mr. Aharonson’s employment terminates prior to the end of the fiscal year, he will be entitled to a prorated STI payout, after the end year results are published, subject to approval by the HR & Compensation Committee and the Board of Directors. The prorated calculation will reduce Mr. Aharonson’s target STI relatively to his employment period during the fiscal year. In addition, the Company may grant, subject to approvals required by law, a special bonus to Mr. Aharonson (i.e., separate from the annual bonus), in cases where he has demonstrated a unique contribution, considerable efforts and/or special achievements, as part of a unique or extraordinary business activity, or other special circumstances, and he was dominant in such achievement (the "Special Bonus"). The Special Bonus will be calculated in accordance with the terms set forth in the Compensation Policy, as in effect from time to time, and is limited to three monthly salaries. Long-Term Incentive (LTI). It is proposed that Mr. Aharonson will be entitled to a long-term incentive ("LTI") in the form of equity compensation, in the value of ILS 5,520,000 (approximately $1,506,962) per vesting annum, or any other amount per vesting annum as approved by the Company’s authorized bodies, including shareholder approval by the required majority according to applicable law. The grant to Mr. Aharonson of a three-year LTI award for the years 2025-2027, in the form of options to purchase Ordinary Shares, is being brought for shareholder approval at the Meeting under Item 2 of this Proxy Statement. In this Proxy Statement, the conversion from ILS to USD is based on the representative exchange rate of ILS 3.6630 to $1.00, as published by the Bank of Israel on January 8, 2025, unless otherwise expressly stated. 1 ITEM 1 - APPROVAL OF NEW PRESIDENT & CEO COMPENSATION TERMS

14/27 Notice Period. Mr. Aharonson will be entitled to advance notice of termination of 12 months in any case of termination of employment (excluding termination of employment by the Company for cause) (the "Advance Notice Period"). During the Advance Notice Period, Mr. Aharonson may be required to continue his work for the Company. During the Advance Notice Period, employer-employee relations would remain in effect and Mr. Aharonson will be entitled to all of his compensation terms, including STI and vesting of any existing LTI awards. Subject to the provisions of the Compensation Policy, for any period in which the Mr. Aharonson will not be providing actual services to the Company throughout the Advance Notice Period, his STI payout for such period will be calculated with 50% of the STI target measured against the performance level of ICL adjusted net income and 50% of the STI target measured against the performance level of ICL adjusted operating income. At the Company’s discretion, Mr. Aharonson may receive payment in lieu of the Advance Notice Period, including salary and any associated benefits or their equivalent value, but excluding STI payment, existing LTI vesting and a new LTI grant. Other Benefits. Mr. Aharonson will be entitled to additional cash and non-cash benefits similar to those payable to senior executives of the Company pursuant to policies in effect from time to time, including but not limited to, welfare, pension including severance pay, education fund, life insurance (risk), health insurance, accidents insurance, work disability insurance, birthday and holiday gifts, 24 vacation days per year, redemption of accrued vacation days beyond 55 accumulated days, sick days quota, 10 recuperation days, annual medical examination, professional association membership fees, meals allowance or its equivalent, newspaper allowance, cellular phone and company car, including gross up, and expenses reimbursement. Mr. Aharonson will also be entitled to the exemption, insurance and indemnification arrangements as customary in the Company. All components of Mr. Aharonson’s compensation, including base salary and STI, will be adjusted periodically in accordance with increases in the Israeli Consumer Price Index ("CPI"), with the baseline will be the January 2025 index, published on February 15, 2025, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy. REASONS FOR THE PROPOSAL The HR & Compensation Committee and Board of Directors noted in their approval of Mr. Aharonson’s compensation terms the importance of ensuring his leadership within the Company, considering its scope and complexity, the challenging business and regulatory environment, as well as Mr. Aharonson’s knowledge, experience, professional and personal skills and proven track record. Mr. Aharonson brings extensive managerial experience following his previous role as President of ICL’s Growing Solutions Division and leadership positions, at Elbit Systems Ltd. Since joining ICL, Mr. Aharonson has demonstrated strong leadership and a proactive approach in driving results and executing strategic plans. The HR & Compensation Committee and Board of Directors believe that Mr. Aharonson’s global experience and profound understanding of the industry will be invaluable as he takes on his new role. ITEM 1 - APPROVAL OF NEW PRESIDENT & CEO COMPENSATION TERMS

15/27 The HR & Compensation Committee and Board of Directors further considered ICL's compensation philosophy and objectives, market terms, and other relevant factors as required by law and the Company’s Compensation Policy. Based on a benchmark study of the companies included in the TA-35 index (excluding financial institutions), and of certain non-Israeli companies, including ICL competitors and other foreign companies with similar characteristics to ICL, conducted by a leading executive compensation consulting firm, the proposed compensation terms generally align with the Israeli market terms for such position and are significantly lower than those of the foreign peers. In addition, the HR & Compensation Committee and the Board of Directors compared the proposed compensation terms for Mr. Aharonson with those of the outgoing President and CEO, Mr. Raviv Zoller, and concluded that they are equal to or lower than his predecessor’s terms. In particular, the HR & Compensation Committee and Board of Directors noted that the purpose of the proposed STI and LTI plans (which comprise approximately 75% of the overall proposed compensation), is to encourage Mr. Aharonson to enhance long-term shareholder value by aligning his interests with those of our shareholders. Based on all of the above considerations, the HR & Compensation Committee and Board of Directors affirmed that the proposed compensation of Mr. Aharonson is consistent with the Company’s Compensation Policy and believe that it is in the best interests of the Company and its shareholders. PROPOSED RESOLUTION It is therefore proposed that at the Meeting the following resolution be adopted: "RESOLVED, that the compensation terms for Mr. Elad Aharonson, the newly appointed President and Chief Executive Officer of the Company, as set forth in Item 1 of the Proxy Statement for the Meeting, be, and the same hereby are, approved." REQUIRED APPROVAL The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of Mr. Aharonson's compensation terms. In addition, the approval of the proposal is also subject to the fulfillment of the Special Majority for Compensation. For additional information, see above "Vote Required for Approval of the Proposals." OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE RESOLUTION UNDER ITEM 1. ITEM 1 - APPROVAL OF NEW PRESIDENT & CEO COMPENSATION TERMS

ITEM 2 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - NEW PRESIDENT & CEO 16/27 ITEM 2 APPROVAL OF GRANT OF EQUITY-BASED AWARD TO OUR NEWLY APPOINTED PRESIDENT & CHIEF EXECUTIVE OFFICER At the Meeting, shareholders will be asked to approve the grant of a three-year LTI award for 2025-2027, in the form of options to purchase Ordinary Shares, to Mr. Elad Aharonson, our newly appointed President and Chief Executive Officer. Under the Israeli Companies Law, the compensation (including equity-based compensation) of a chief executive officer requires the approval of the compensation committee, board of directors and shareholders by the Special Majority for Compensation (see "Vote Required for Approval of the Proposals), in that order. The proposed LTI award to Mr. Aharonson is consistent with the Company’s Compensation Policy, as well as with the proposed terms of his employment agreement, that are being presented for approval at the Meeting under Item 1 above. According to the Company's internal LTI plan, our HR & Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Aharonson of a three-year LTI award for the years 2025-2027, in the form of options to purchase Ordinary Shares, with an aggregate value of ILS 14,685,000 (approximately $4,009,009) (the "2025 Triennial Grant"). Subject to approval at the Meeting, the 2025 Triennial Grant shall vest in three tranches, as follows: the first tranche worth ILS 5,520,000 will vest on the one year anniversary of the date Mr. Aharonson enters into office as President and Chief Executive Office, i.e., March 13, 2025 (in this Item 2: the "Grant Date"), the second tranche worth ILS 5,520,000 will vest on the second year anniversary of the Grant Date, and the third tranche worth ILS 3,645,000 will vest on the third year anniversary of the Grant Date, in each case subject to Mr. Aharonson’s continued employment on the applicable vesting date. Under the proposed terms of Mr. Aharonson’s employment as ICL’s President and Chief Executive Officer being presented to the shareholders for approval at the Meeting under Item 1, he is entitled to an LTI award in the value of ILS 5,520,000 (approximately $1,506,962) per vesting annum. However, Mr. Aharonson has opted for a reduction in the total value of the proposed 2025 Triennial Grant by ILS 1,875,000 as compared to his proposed compensation terms as ICL’s President and Chief Executive Officer under Item 1, due to the three-year LTI award for the 2024-2026 period that he was granted in his current role as President of ICL’s Growing Solutions Division, alongside ICL’s other executives (excluding the Chairman of the Board and the outgoing President and Chief Executive Officer) (the "2024 Triennial Grant"). The total value of the 2024 Triennial Grant for the three-year period was ILS 5,625,000, of which the first tranche (worth ILS 1,875,000) will vest in April 2025, shortly after the date of this Meeting, and the other two trances, worth ILS 1,875,000 each, will continue to vest in accordance with their terms on each of the, second and third

17/27 anniversaries of the date of grant in April 2024. Accordingly, Mr. Aharonson has opted for a reduction in the aggregate value of the proposed 2025 Triennial Grant (as compared to the value of the LTI award under Mr. Aharonson’s proposed compensation terms under Item 1) by the value of one tranche of the 2024 Triennial Grant, such that the value of the third tranche of the 2025 Triennial Grant is reduced by ILS 1,875,000. The number of Ordinary Shares underlying the options will be determined based on the Black & Scholes model, using an exercise price that is no less than the average closing price, as adjusted to dividends, of the Ordinary Shares on the TASE during the 30 trading days preceding the Grant Date. The exercise price of the options will be linked to the CPI and will include adjustments per dividends distribution. Based on the indicative average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of the LTI award (ILS 17.90 (approximately $4.88) per share), Mr. Aharonson would be granted options to purchase 2,719,444 Ordinary Shares, which, as of the date of this Proxy Statement, represent approximately 0.21% of the Company’s issued and outstanding share capital and approximately 0.21% of the Company’s voting rights (approximately 0.21% of the issued and outstanding share capital and approximately 0.21% of the Company’s voting rights, on a fully diluted basis). The options will be granted under and will be subject to the Company’s 2024 Equity Plan (the "Equity Plan"), and will be granted pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the options (or Ordinary Shares issued upon exercise thereof) being held by a trustee for two years after the Grant Date. According to the terms of the Equity Plan, the Options may be exercised, in whole or in part, as of the date of "maturity" of each tranche and until the lapse of five years after the Grant Date. According to the Equity Plan, vesting of the options would fully accelerate if Mr. Aharonson ceases to be employed or provide services to the Company and such termination of relations is within 365 days following a change of control ("Sale Event", as defined in the Equity Plan) of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties ("Cause")). Subject to the provisions of the Plan, in the event of termination of employment any reason not described above, Mr. Aharonson shall be entitled to exercise only the vested portion of his options over a period of ninety (90) days following termination of employment (including the Advance Notice Period, if employment relations exist during this period). Pursuant to the Plan, any unvested options will be cancelled upon Mr. Aharonson’s termination of employment. In addition, in case of termination of employment due to disability or death – Mr. Aharonson (or inheritors or transferee thereof) shall be entitled to exercise the vested options which have not been exercised during a period of twelve (12) months following the termination of employment, and in any event not later than their expiration date. ITEM 2 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - NEW PRESIDENT & CEO

18/27 The Company will issue a reduced number of shares upon the exercise of the options, in lieu of payment of the exercise price, pursuant to a customary "net exercise" exercise formula. The terms of the options will be subject to adjustment for capitalization events, rights offerings and cash dividends. The options will not be transferable. REASONS FOR THE PROPOSAL The HR & Compensation Committee and Board of Directors noted in their approval of the grant of the LTI award the importance of creating an LTI plan that will encourage Mr. Aharonson to enhance long-term shareholder value by aligning his interests with those of our shareholders. The HR & Compensation Committee and Board of Directors reviewed a benchmark study conducted by a leading executive compensation consulting firm, comparing companies in the TA-35 index (excluding financial institutions) and similar foreign companies. Based on this study, the HR & Compensation Committee and Board of Directors concluded that Mr. Aharonson’s proposed LTI grant generally aligns with Israeli market terms for equity awards for such positions and is significantly lower than those of the foreign peers. Among other considerations, the HR & Compensation Committee and the Board of Directors compared the value of the proposed LTI grant for Mr. Aharonson with that of the outgoing President and CEO, Mr. Raviv Zoller, and found them to be comparable. The proposed LTI grant value and vesting structure take into account Mr. Aharonson’s previous LTI grant as a Company executive (i.e., the 2024 Triennial Grant), and excluding such previous LTI grant, the proposed 2025 Triennial Grant is also comparable to Mr. Zoller’s last triennial grant from 2022. In addition, the Committee and the Board noted that the entire triennial allocation granted to Mr. Aharonson in 2022, as part of the equity allocation to all office holders, which is fully vested, has been underwater throughout its duration. Additionally, the HR & Compensation Committee and Board of Directors further noted that Mr. Aharonson will be expected to closely support his successor, the new president of ICL’s Growing Solutions division, until a comprehensive handover is completed, to facilitate a smooth transition. Given all of the above considerations, the HR & Compensation Committee and Board of Directors affirmed that the proposed LTI grant of Mr. Aharonson is consistent with the Company’s Compensation Policy and believe that it is in the best interests of the Company and its shareholders. ITEM 2 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - NEW PRESIDENT & CEO

19/27 PROPOSED RESOLUTION It is therefore proposed that at the Meeting the following resolution be adopted: "RESOLVED, to approve the grant to Mr. Elad Aharonson, the newly appointed President & Chief Executive Officer of the Company, of an LTI award, in the form of options, in such amount and under such terms and conditions (including exercise price and vesting terms, as set forth in Item 2 of the Proxy Statement for the Meeting." REQUIRED APPROVAL The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of the grant of the equity award to Mr. Aharonson. In addition, the approval of the proposal is also subject to the fulfillment of the Special Majority for Compensation. For additional information, see above "Vote Required for Approval of the Proposals". OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE RESOLUTION UNDER ITEM 2. ITEM 2 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - NEW PRESIDENT & CEO

20/27 ITEM 3 APPROVAL OF THE RENEWAL OF THE COMPENSATION TERMS OF ICL’S EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS At the Meeting, shareholders will be asked to approve the renewal of the compensation terms of Mr. Yoav Doppelt, the Executive Chairman of our Board of Directors, for a period of three years (the "Renewed Terms"). The Renewed Terms are substantially similar to those previously approved by shareholders on May 30, 2022, for a period of three years (the "Current Terms"). If approved at the Meeting, the Renewed Terms be effective from the date of the Meeting (the "Effective Date") and will remain in effect for three years, from the Effective Date to March 5, 2028. Mr. Doppelt's Current Terms, as approved by the shareholders in 2022, became effective upon the termination of the former long-standing management agreement between ICL and our controlling shareholder, Israel Corp. Following this, new engagement terms were established directly between Mr. Doppelt and ICL, and director fees began to be paid directly by ICL to the other ICL directors who are office holders of Israel Corp. This change did not materially change the total payout amounts paid by ICL for Mr. Doppelt’s Executive Chairman services, compared to the previous arrangement under the management agreement, but rather optimized the allocation of the payout amount according to the services received by ICL. In the shareholder approval granted by the shareholders in 2022 for Mr. Doppelt’s Current Terms, the provision linking his compensation terms to the increase in the CPI was inadvertently omitted. Consequently, Mr. Doppelt's compensation components were not adjusted for inflation during the previous compensation period (2022-2025). Therefore, the amounts under the Renewed Terms that are currently brought for approval, reflect adjustments for inflation since the date the Current Terms entered into effect. In addition, shareholders are requested to approve in the Meeting linkage of all compensation components to the CPI increase going forward. Both the Current Terms and the Renewed Terms are consistent with the Company's Compensation Policy, and subject thereto. It is further clarified, that, subject to the approval of the HR & Compensation Committee and the Board of Directors, Mr. Doppelt’s employment agreement could be converted into an engagement through a company controlled by Mr. Doppelt, provided that the overall cost to the Company, including any and all compensation components, will not exceed the cost borne by the Company under the employment agreement. ITEM 3 - APPROVAL OF THE RENEWAL OF COB COMPENSATION TERMS

21/27 PROPOSED COMPENSATION TERMS Mr. Doppelt will continue to be employed by the Company, and will continue to invest a significant portion of his time thereto and to dedicate all the required time in order to fulfil his job. Mr. Doppelt’s Renewed Terms will be as follows: Annual Cost of Employment. Mr. Doppelt's annual cost of employment (excluding the cost of the annual STI award and LTI award, as described below in this Item 3 and in Item 4) will be ILS 1,963,000 (approximately $535,900), which corresponds to the amount approved in 2022, adjusted for inflation since then. Short-Term Incentive. Mr. Doppelt may be entitled to an annual cash bonus for each of the three years commencing from the Effective Date, in accordance with the Executive Chairman’s STI formula set forth in the Company’s Compensation Policy, as may be amended from time to time (the "Executive Chairman’s STI Formula"). Shareholder approval of Mr. Doppelt’s proposed compensation terms at the Meeting will be deemed approval of his STI Formula. The proposed target STI for the Executive Chairman remains unchanged from the Current Terms approved by the shareholders in 2022, with adjustments for inflation since that date, and represents the payout amount for achieving a 100% performance level (i.e., meeting 100% of all targets) in a given year. The maximum STI payout for Mr. Doppelt in any given year, may not exceed NIS 1,309,345 (approximately $357,452) (the "Executive Chairman's STI Target"). The Executive Chairman's STI Target is consistent with the Company’s Compensation Policy. Mr. Doppelt’s STI payout for 2025 will be calculated proportionately based on the adjusted Executive Chairman’s STI Target, as of the Effective Date. In case Mr. Doppelt’s employment terminates prior to the end of the fiscal year, he will be entitled to a prorated STI payout, after the end year results are published, subject to approval by the HR & Compensation Committee and the Board of Directors. The prorated calculation will reduce Mr. Doppelt’s target STI relatively to his employment period during the fiscal year. Termination Arrangement. In the event of termination of Mr. Doppelt's term of office as Executive Chairman of the Board, he will be entitled to a six-month adjustment period and six-month advance notice period, during both of which he will continue to be employed by the Company and accordingly will be entitled to all of his compensation terms during such period, including all benefits, STI payouts and continued vesting of his existing LTI plans. Other Benefits. Mr. Doppelt will be entitled to additional cash and non-cash benefits similar to those payable to senior executives of the Company pursuant to our policies in effect from time to time, including but not limited to, pension including severance pay, life insurance (risk), 26 annual vacation days, redemption of accrued vacation days beyond twice his accumulated annual quota, 22 sick days quota, travel expenses, 10 recuperation days and expenses reimbursement. In addition, Mr. Doppelt will continue to be entitled ITEM 3 - APPROVAL OF THE RENEWAL OF COB COMPENSATION TERMS

22/27 to exemption, insurance and indemnification arrangments, as previously approved. All of Mr. Doppelt’s compensation components, including base salary and STI, will be adjusted periodically in accordance with increases in the CPI, with the baseline will be the January 2025 index, published on February 15, 2025, subject to the maximum amounts for each compensation component as set forth in the Compensation Policy. REASONS FOR THE PROPOSAL In approving the renewed compensation terms for Mr. Doppelt, the HR & Compensation Committee and Board of Directors acknowledged his significant contribution to the Company’s performance. The HR & Compensation Committee and Board of Directors emphasized the crucial role of Mr. Doppelt as Executive Chairman during the transition of the President and Chief Executive Officer, and his support for the new President and Chief Executive Officer during this period. Additionally, HR & Compensation Committee and Board of Directors noted that the proposed compensation terms for Mr. Doppelt remain consistent with those approved by shareholders in 2022, with the only change being adjustments for inflation. This approach ensures that his compensation remains fair and competitive, considering the economic changes since the last approval. In addition, a significant portion of Mr. Doppelt's compensation package continues to be comprised of variable components, which are designed to encourage him to achieve the Company’s long-term goals and align his interests with those of the shareholders. The HR & Compensation Committee and Board of Directors also recognized the importance of ensuring Mr. Doppelt's continued leadership, given the Company’s scope and complexity, the challenging business and regulatory environment and Mr. Doppelt’s knowledge, experience, skills and proven track record. The HR & Compensation Committee and Board of Directors also reviewed the benchmark study of companies included in the TA-35 index (excluding financial institutions) and certain foreign companies, conducted by a leading executive compensation consulting firm, taking into account that ICL’s Chairman of the Board is not a controlling shareholder (as in many of the benchmark companies). They also considered the complexity, global nature, and market value of the Company relative to other companies in the study. Additionally, they reviewed the proposed compensation terms compared to the previous Chairman of the Board and the ratio between the Chairman's and the CEO's compensation terms. Based on these considerations, they found the compensation terms to be generally in line with market condition. The HR & Compensation Committee and Board of Directors stated that the proposed compensation of Mr. Doppelt is in alignment with ICL’s Compensation Policy and is in the best interests of the Company and its shareholders. The HR & Compensation Committee and Board of Directors further resolved that the proposed compensation terms are appropriate and reasonable for the Chairman of the Board's position, and that their approval does not constitute a distribution, as such term is defined in the Companies Law. ITEM 3 - APPROVAL OF THE RENEWAL OF COB COMPENSATION TERMS

ITEM 3 - APPROVAL OF THE RENEWAL OF COB COMPENSATION TERMS 23/27 PROPOSED RESOLUTION It is therefore proposed that at the Meeting the following resolution be adopted: "RESOLVED, that the renewal of the compensation terms of Mr. Yoav Doppelt, ICL’s Executive Chairman of the Board of Directors, as set forth in Item 3 of the Proxy Statement, be, and the same hereby are, approved." REQUIRED APPROVAL The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of the renewal of Mr. Doppelt’s compensation terms. In addition, the approval of the proposal is also subject to the fulfillment of the Special Majority. For additional information, see above "Vote Required for Approval of the Proposals." OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE RESOLUTION UNDER ITEM 3.

24/27 ITEM 4 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - COB ITEM 4 APPROVAL OF GRANT OF EQUITY-BASED AWARD TO ICL’S EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS At the Meeting, shareholders will be asked to approve the grant of a three-year LTI award, in the form of options to purchase Ordinary Shares, to Mr. Yoav Doppelt, the Executive Chairman of our Board of Directors. On January 6, 2025, our HR & Compensation Committee and, on January 9, 2025, our Board of Directors each approved, subject to shareholder approval, the grant to Mr. Doppelt of a three-year LTI award for the years 2025-2027, in the form of options to purchase Ordinary Shares, with a total value of ILS 11,250,000 (approximately $3,071,259) (the "2025-2027 LTI Grant"), or ILS 3,750,000 (approximately $1,023,751) per vesting annum. This amount is consistent with the Company's Compensation Policy. The number of Ordinary Shares underlying the options will be determined based on the Black & Scholes model, using an exercise price that is no less than the average closing price, as adjusted to dividends, of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our shareholders at the General Meeting (the "Grant Date"). The exercise price of the options will be linked to the CPI and will include adjustments per dividends distribution. Based on the indicative average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of the LTI award (ILS 17.90 (approximately $4.88) per share), Mr. Doppelt would be granted options to purchase 2,083,333 Ordinary Shares, which, as of the date of this Proxy Statement, represent approximately 0.16% of the Company’s issued and outstanding share capital and approximately 0.16% of the Company’s voting rights (approximately 0.16% of the issued and outstanding share capital and approximately 0.16% of the Company’s voting rights, on a fully diluted basis). Subject to approval of the award at the Meeting, the 2025-2027 LTI Grant will vest in three equal tranches, with one-third of the Options vesting upon the lapse of 12 months from the Grant Date, one-third of the Options vesting upon the lapse of 24 months from the Grant Date and one-third upon the lapse of 36 months from the Grant Date, in each case subject to Mr. Doppelt’s continued employment on the applicable vesting date. According to the terms of the Equity Plan, the vested options may be exercised, in whole or in part, until the lapse of five years after the Grant Date. The options will be granted under and will be subject to the Equity Plan. The options will be granted pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the options (or Ordinary Shares issued upon exercise thereof) being held by a trustee for two years after the date of grant.

25/27 Unvested options would fully accelerate if Mr. Doppelt ceases to provide services to the Company and such termination of relations is within 365 days following a change of control ("Sale Event" as defined in the Equity Plan) of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties ("Cause"). Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason other than Cause, Mr. Doppelt shall be entitled to exercise only the vested portion of his Options over a period of ninety (90) days following the date of employment termination (i.e. 90 days following the lapse of his advance notice period and adjustment period, if employment relations exist during this period). Pursuant to the Equity Plan, any unvested options will be cancelled upon termination of employment (including the advance notice period and adjustment period, if employment relations exist during this period). As noted in Item 3 above, during Mr. Doppelt’s six-month adjustment period and six six-month advance notice period, his existing LTI plans, including the 2025-2027 LTI Grant, will continue to vest. In addition, in case of termination of employment due to disability or death – Mr. Doppelt (or inheritors or transferee thereof) shall be entitled to exercise the vested options which have not been exercised during a period of twelve (12) months following the termination of employment, and in any event not later than their expiration date. The Company will issue a reduced number of shares upon the exercise of the options, pursuant to a customary "net exercise" exercise formula in lieu of payment of the exercise price. The terms of the options will be subject to adjustment for capitalization events, rights offerings and cash dividends. The options will not be transferable. REASONS FOR PROPOSAL The HR & Compensation Committee and Board of Directors in their approval of the grant of the LTI award, underscored Mr. Doppelt's pivotal role in the Company's success, particularly during the transition of the President and CEO. His leadership as Executive Chairman and his support for the new President and CEO are essential at this time. Consequently, the proposed LTI award reflects his significant contributions, and incorporates adjustments for inflation, and an additional update consistent with the adjustments made in the grants awarded to other Company executives in 2024. The HR & Compensation Committee and Board emphasized that the LTI award, in the form of options only, aligns Mr. Doppelt's interests with those of our shareholders, providing him with a direct financial incentive to enhance the Company's performance. ITEM 4 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - COB

26/27 ITEM 4 - APPROVAL OF GRANT OF EQUITY-BASED AWARD - COB The HR & Compensation Committee and Board of Directors reviewed the proposed LTI grant also in comparison to a benchmark study of the TA-35 index (excluding financial institutions) and foreign companies, taking into account that ICL’s Chairman of the Board is not a controlling shareholder (as in many of the benchmark companies). They also considered the complexity, global nature, and market value of the Company compared to other companies in the study. Additionally, they reviewed the LTI grant compared to the previous Chairman of the Board and the ratio between the Chairman's and the CEO's compensation terms. Based on these considerations, they found the LTI grant to be generally in line with market condition. In light of all of the above considerations, the HR & Compensation Committee and Board of Directors stated that the proposed LTI grant of Mr. Doppelt aligns with ICL’s Compensation Policy and is in the best interests of the Company and our shareholders, and that their approval does not constitute a distribution, as such term is defined in the Companies Law. PROPOSED RESOLUTION It is therefore proposed that at the Meeting the following resolution be adopted: "RESOLVED, to approve the grant to Mr. Yoav Doppelt, ICL’s Executive Chairman of the Board of Directors, of an LTI award, in the form of options, in such amount and under such terms and conditions (including exercise price and vesting terms), as set forth in Item 4 of the Proxy Statement for the Meeting." REQUIRED APPROVAL The affirmative vote of the holders of a majority of the voting power in the Company represented at the Meeting, in person or by proxy, written ballot or via the ISA’s electronic voting system, and voting on the matter, is required for the approval of the grant of the equity award to Mr. Doppelt. In addition, the approval of the proposal is also subject to the fulfillment of the Special Majority. For additional information, see above "Vote Required for Approval of the Proposals". OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE RESOLUTION UNDER ITEM 4.

27/27 SHAREHOLDER PROPOSALS; OTHER BUSINESS SHAREHOLDER PROPOSALS Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law and regulations thereunder. Any such shareholder(s) may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 6120201, Israel, Attn.: ICL Corporate Secretary, no later than January 29, 2025. OTHER BUSINESS Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors. By Order of the Board of Directors, Aya Landman, Adv. VP, Chief Compliance Officer & Company Secretary January 22, 2025

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: January 22, 2025

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Proxy Card for Extraordinary General Meeting of Shareholders